Regulatory Announcement

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RECEIVED
2007 MAY 30 A 8: 33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

Company	Tesco PLC
TIDM	TSCO
Headline	Director/PDMR Shareholding
Released	17:59 22-May-07
Number	0627X

RNS Number:0627X
Tesco PLC
22 May 2007

07023889

SUPPL

22 May 2007

Tesco PLC

Tesco PLC (the 'Company') was notified today that the Trustees of the Tesco Employee Share Incentive Plan purchased 848,563 Ordinary shares of 5p each in the Company at an average price of 463.39p.

The Trust is for the benefit of employees and executive directors of the Company. Each executive director of the Company, as a potential beneficiary of the Trust, is deemed to have an interest in the shares acquired by the Trust. The directors in question are P A Clarke, A T Higginson, T P Leahy, T J R Mason, D T Potts, R W P Brasher, L Neville-Rolfe.

This announcement is made in accordance with the requirements of DTR 3.1.4(1)(a) and DTR 3.4.1 R(1)(b).

Enquiries: J Lloyd
Company Secretary
Tesco PLC
Delamare Road
Cheshunt
Hertfordshire
EN8 9SL
Tel. 01992 644608

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

Go to market news section

RECEIVED
2007 MAY 30 A 8:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

Company	Tesco PLC
TIDM	TSCO
Headline	Director/PDMR Shareholding
Released	17:59 22-May-07
Number	0630X

RNS Number:0630X
Tesco PLC
22 May 2007

22 May 2007

TESCO PLC

Tesco PLC (the 'Company') was notified today that the Tesco International Employee Benefit Trust purchased 4,000,000 Ordinary Shares of 5p each in the Company at an average price of 463.39p each.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company. Each executive director of the Company and any PDMRs (persons discharging managerial responsibilities), as potential beneficiaries of the Trust, are deemed to have an interest in the shares acquired by the Trust. The directors/PDMRs in question are: P A Clarke, A T Higginson, T P Leahy, T J R Mason, D T Potts, R W P Brasher, L Neville-Rolfe.

This announcement is made in accordance with the requirements of DTR 3.1.4 R(1)(a) and DTR 3.1.4 R(1)(b).

Enquiries: J Lloyd
Company Secretary
Tesco PLC
Delamare Road
Cheshunt
Hertfordshire
EN8 9SL
Tel: 01992 644608

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